Exhibit 99.3

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
55 Metcalfe Street, Suite 1300
Ottawa, Ontario K1P 6L5

2.	Date of Material Change

June 1, 2010

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Corporation” or “Ur-Energy”) on June 1, 2010 at Denver, Colorado via Windward Global, and by Marketwire.

4.	Summary of Material Change

The Corporation announced on June 1, 2010, the closing of a brokered private placement financing (the “Offering”).  Under the Offering, the Company issued 5,000,000 common shares at a price of CDN$1.00 per share for gross proceeds of CDN$5,000,000.  Blackrock, Inc. (“Blackrock”), an insider of the Company, through one of its investment advisory subsidiaries, subscribed for all of the 5,000,000 common shares issued under the Offering.

The proceeds from the Offering are expected to be used by the Company to finance drilling, mine development on its properties, and for general working capital and corporate purposes.

Rodman & Renshaw, LLC, a wholly-owned subsidiary of Rodman & Renshaw Capital Group, Inc. (NASDAQ: RODM), acted as agent for the Offering.

5.	Full Description of Material Change

The Corporation announced on June 1, 2010, the closing of a brokered private placement financing (the “Offering”).  Under the Offering, the Company issued 5,000,000 common shares at a price of CDN$1.00 per share for gross proceeds of CDN$5,000,000.  Blackrock, Inc. (“Blackrock”), an insider of the Corporation, through one of its investment advisory subsidiaries, subscribed for all of the 5,000,000 common shares issued under the Offering.

The proceeds from the Offering are expected to be used by the Corporation to finance drilling, mine development on its properties, and for general working capital and corporate purposes.

Rodman & Renshaw, LLC (the “Agent”), a wholly-owned subsidiary of Rodman & Renshaw Capital Group, Inc. (NASDAQ: RODM), acted as agent for the Offering.

Related Party Transaction

Following the Offering, Blackrock is expected to hold approximately 15.34% of the issued and outstanding shares of the Corporation.  Prior to the Offering, Blackrock held 10.83% of the issued and outstanding shares of the Corporation. The participation of Blackrock in the Offering constitutes a Related Party Transaction within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”).  The board of directors of the Corporation determined that the transaction is exempt from the formal valuation requirements of MI 61-101, specifically under Section 5.5(a) which provides that at the time the transaction is agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves related parties, exceeds 25% of the Corporation’s market capitalization.  The Corporation has determined that an exemption is also available from the minority shareholder approval requirements using the corresponding exemption under Section 5.7(a) of MI 61-101.  As of  May 31, 2010, before giving effect to the Offering, there were 93,940,568 common shares of the Corporation issued and outstanding. The closing price of the common shares of the Corporation on the Toronto Stock Exchange on May 31, 2010, was CDN$0.96.

Approval of the board of directors of the Corporation was obtained on May 21, 2010, as amended on May 27, 2010, after review of the engagement letter with the Agent, the subscription agreement and the Related Party Transaction.  All of the directors voted for approval of the Related Party Transaction and there were no contrary views of any director.  The board of directors of the Corporation determined that the Offering, including the Related Party Transaction, was in the Corporation’s best interests. The material change report in respect of the transaction was not filed 21 days in advance of the closing of the Offering. The shorter period was necessary in order to permit the Corporation to close the Offering in a timeframe consistent with usual market practice for transactions of this nature and to respond to the uncertainty in the equity capital markets given the current global economic conditions.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Paul G. Goss General Counsel & Corporate Secretary Ur-Energy Inc. 10758 W. Centennial Road, Suite 200 Littleton, Colorado 80127 Telephone: (720) 981-4588

9.           Date of Report

June 1, 2010